SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34550; File No. 812-15308

Principal Exchange-Traded Funds, et al.

March 30, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application for an order pursuant to section 6(c) of the Investment Company Act of 1940

(the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-

1 under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1)

and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from sections

12(d)(1)(A) and 12(d)(1)(B) of the Act.

Summary of Application: Applicants request an order ("Order") that permits: (a) the Funds (as

defined in the Applicants' application) to issue shares ("Shares") redeemable in large aggregations

only ("creation units"); (b) secondary market transactions in Shares to occur at negotiated market

prices rather than at net asset value; (c) certain Funds to pay redemption proceeds, under certain

circumstances, more than seven days after the tender of Shares for redemption; and (d) certain

affiliated persons of a Fund to deposit securities into, and receive securities from, the Fund in

connection with the purchase and redemption of creation units. The relief in the Order would

incorporate by reference terms and conditions of the same relief of a previous order granting the

same relief sought by applicants, as that order may be amended from time to time ("Reference

Order").[1]

---

[1]   Fidelity Beach Street Trust, et al., Investment Company Act Rel. Nos. 33683 (November 14, 2019) (notice) and 33712 (December 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the "Section 12(d)(1) Relief"), and relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, except as necessary to allow a Fund's receipt of Representative ETFs included in its Tracking Basket solely for purposes of effecting transactions in Creation Units (as these terms are defined in the

Applicants: Principal Exchange-Traded Funds, ALPS Distributors Inc., and Principal Global Investors, LLC.

Filing Date: The application was filed on February 9, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on, April 25, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: John Sullivan, sullivan.john.I@principal.com.

FOR FURTHER INFORMATION CONTACT: Terri Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated February 9, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR

Reference Order), notwithstanding the limits of Rule 12d1-4(b)(3). Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein other than with respect to such limited exception.

system may be searched at, at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html.

You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary